Exhibit 2.2

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                              FIRST AMENDMENT TO
                           ASSET PURCHASE AGREEMENT
                      AND REAL ESTATE PURCHASE AGREEMENT
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      This First Amendment to Asset Purchase  Agreement and Real Estate Purchase
Agreement (the "Amendment") is made as of October 29, 1998, by and among SMITHWAY MOTOR XPRESS, INC., an Iowa corporation ("Buyer"); JHT, Inc., a Minnesota corporation ("JHT"), JHT LOGISTICS, INC., a Minnesota corporation ("Logistics"), Bass Brook Truck Service, Inc., a Minnesota corporation ("Bass Brook"), and JERDON TERMINAL HOLDINGS, LLC ("Jerdon"), a Minnesota limited liability company (individually a "Company" and together the "Companies"); and Jerry H. Hammann, Donna Hammann, Vicki Dunnell, Tammi Smith, and Jerry S. Hammann, shareholders or members of the Companies (individually a "Shareholder" and together the "Shareholders").

                                   RECITALS

      The parties previously entered into that certain Asset Purchase Agreement and that certain Real Estate Purchase Agreement each dated September 23, 1998 (together the "Agreements"). Certain events have transpired since the execution of the Agreements that the parties wish to reflect in writing.

                                     TERMS

      NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, and warranties herein contained, and upon the terms and conditions hereinafter set forth, the parties hereto agree as follows:

      A. Amendment of Agreements. The provisions of this Amendment shall supplement and amend the Agreements as specifically stated herein. If there is a conflict between this Amendment and the Agreements, this Amendment shall control. Except as stated herein, the Agreements shall continue in full force and effect. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed in the Asset Purchase Agreement.

      B. Purchase and Rental of Real Estate. Buyer shall purchase the Real Estate from Jerdon for $645,000. Such amount shall be paid first to creditors to retire all obligations and remove all Liens relating to the Real Estate, with the remainder to be paid to Jerdon. The closing of such transaction (the "Real Estate Closing") shall occur on the first business day immediately following the occurrence of both of the following; (i) receipt of the final Phase I environmental assessment on the Real Estate from American Engineering and (ii) Buyer's reasonable satisfaction that either (a) there are no significant environmental problems with Real Estate or (b) that such problems have been fully remediated by the Companies and the Shareholders or adequate provision has been made by the Companies and the Shareholders for all remediation costs. The real estate purchase price shall be delivered via wire transfer to Abstract Service Company of Grand Rapids, Minnesota, as closing agent for the Real Estate Closing. Buyer shall lease the Real Estate pursuant to the lease attached hereto as Exhibit 4 which provides the following: (i) Buyer shall pay Jerdon $100 per day in rent for use of the Real Estate payable at the Real Estate Closing; (ii) rental payments shall commence on the Closing, as hereinafter defined, and terminate on the day immediately preceding the Real Estate Closing; and (iii) Buyer shall promptly pay all utilities and insurance on the Real Estate from the Closing through the day immediately preceding the Real Estate Closing. Real estate taxes shall be prorated as of the Real Estate Closing. All risk of loss to the Real Estate shall remain with Jerdon through the Real Estate Closing. At the Real Estate Closing, the Companies shall deliver or cause to be delivered to Buyer a general warranty deed to the Real Estate in substantially the form attached as Exhibit H to the Asset Purchase Agreement. The parties have been informed by American Engineering that the Phase I is expected to be finalized on or before November 6, 1998.



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      C. Removal of Underground  Storage Tanks.  Buyer shall assume the existing contract between JHT, Inc. and Independent Petroleum Service, Inc. with a date of acceptance of September 15, 1998 by delivery of written notification to Independent Petroleum Service, Inc. and shall receive the benefit of the $5,543 prepayment under such contract already made by JHT. Buyer shall direct and control the removal and, if desired, replacement of the underground storage tanks located on the Real Estate. Buyer shall pay any costs of such removal and replacement up to a maximum of $24,000, subject to downward adjustment as described herein; provided that the Shareholders and Companies shall bear 100% of the cost necessary to fill the tank sitting under the shop floor located on the Real Estate and bring the tank into compliance with Environmental Laws and such amount shall be paid by Buyer and subtracted from the $24,000 (the "Buyer Amount"). In addition, after Buyer has paid the Buyer Amount, all costs to remediate environmental conditions or otherwise to bring the Real Estate into compliance with Environmental Laws shall be borne by the Shareholders and Companies. If not promptly paid by the Shareholders and the Companies, Buyer may pay any amounts owing on behalf of the Companies and the Shareholders and offset such amounts against the Goodwill Payment owing the Companies. In connection with such removal and replacement, Buyer shall reasonably consider the advice and wishes of the Companies and the Shareholders and the Companies and the Shareholders shall provide reasonable cooperation.

      D. Remediation of Environmental Matters. The Companies and the Shareholders shall be responsible for all remediation costs to the Real Estate that are based upon conditions existing on the Real Estate or on violations of Environmental Laws occurring prior to the Real Estate Closing; provided that Buyer shall be responsible for the costs of any violation caused by it between Closing and Real Estate Closing. The Companies and the Shareholders shall promptly take all actions that are necessary to bring the Real Estate into compliance with all Environmental Laws, with the exception of those items addressed in C above as being Buyer's responsibility. The Companies and the Shareholders shall be responsible for all out-of-pocket expenses incurred by Buyer of every kind and character including fees and expenses of attorneys and experts and costs of enforcing this obligation. Such amounts may be offset against the Goodwill Payment owing the Companies.

      E. Reimbursement for Removal, Remediation, or Related Costs. Notwithstanding what costs are reimbursable under Environmental Laws, reimbursement to Buyer, the Companies, or the Shareholders under any
Environmental Laws shall be shared by the parties pro-rata based upon the percentage of the total costs incurred by each party under C and D above and the prorated portion of any amounts received shall be paid promptly upon receipt to the appropriate party.

      F. Health Insurance. From and after Closing, Buyer, or its assignee, shall offer health insurance coverage on the same basis as the existing coverage provided by the Companies. Buyer is not assuming, and shall not be deemed to assume, any of the Companies' obligations for health insurance and COBRA coverage.

      G. Rand McNally Contract. The amount set forth in the Payoff Letter from Rand McNally shall be deducted from the Purchase Price under the Asset Purchase Agreement and retained by Buyer following Closing (the "Retained Amount"). Buyer shall not pay the Retained Amount to Rand McNally as directed in the Payoff Letter. Logistics shall continue its contractual agreement with Rand McNally through December 31, 1998. Buyer shall make the monthly contract payments of approximately $1,941 due November 1, and December 1, 1998 to Rand McNally on Logistics' behalf from the Retained Amount and pay any remaining Retained Amount to Rand McNally on or before January 15, 1999. Buyer may, at its option, thereafter assume such contract with the consent of Rand McNally. Buyer is not assuming and shall not be deemed to assume any obligations under such contract arising prior to or contemporaneously with the Closing, including the initial contract fee of approximately $90,000 financed by Logistics over the term of the contract. At Closing, Buyer shall pay Logistics the prorated portion of the $15,500 annual fee for 1998 that was previously paid by Logistics to Rand McNally.

      H. Purchase Price for Transferred Assets. Exhibit A to the Asset Purchase Agreement among the parties is amended as revised on Exhibit 1 attached hereto; provided all schedules to such Exhibit A are not amended except as provided in Paragraph L hereof.



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      I. Goodwill Payment. Section 1.3 of the Asset Purchase Agreement among the parties is deleted in its entirety and replaced with new Section 1.3, which shall read as follows:

            "1.3 Goodwill Payment. Buyer shall purchase the goodwill relating to the Companies' business by delivering the following amounts to the Company designated by the Shareholders (the "Goodwill Payment"):

                  1.3.1 At Closing, $1,082,280 shall be delivered;

                  1.3.2 On February 1 and May 1, 1999, $35,285, shall be delivered;

                  1.3.3 On  August 1 and  November  1,  1999,  $60,285  shall be delivered; and

                  1.3.4 On February 1, May 1, August 1, and  November 1 of 2000,
            $60,285, minus the "Adjustment Amount," if applicable, shall be delivered. The Adjustment Amount is $31,408 and shall apply only if revenue generated from Buyer's service to Blandin is less than $3,120,000 for the period from Closing to the first anniversary of Closing."

      J. The Closing. All transactions contemplated by the Asset Purchase Agreement, with the exception of the Real Estate Closing, shall be consummated at a closing to be held at 11:00 a.m. Central Time via telephone conference call on October 30, 1998, or such other time or means as the parties may agree (the "Closing"). Scudder Law Firm, P.C. shall act as closing agent and hold all signed documents necessary to consummate the Agreements and this Amendment pending facsimile confirmation from James Wills or Carole Clark Isakson that it may release all closing documents to the appropriate parties.

      K. Right to  Indemnification  or Offset Not  Affected  by  Knowledge.  The
Buyer's  right  to  indemnification,  offset,  or  other  remedy  based  on  any representations, warranties, covenants, and obligations contained in the Agreements as amended hereby will not be affected by disclosure on any schedule or by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Amendment, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, offset, or other remedy based on such representations, warranties, covenants, and obligations.

      L. Omission of Schedules. Schedule A-3 to the Asset Purchase Agreement is amended to add thereto the listing of Qualcomm units on Exhibit 2 attached hereto. Schedule A-2 to the Asset Purchase Agreement is deleted and replaced with Exhibit 3 attached hereto.

      M. Inventory Count and Office Equipment Verification. Section 8.8 of the Asset Purchase Agreement is amended to provide that the inventory count and office equipment verification shall be conducted by Buyer no later than November 6, 1998, rather than prior to Closing.

      N. Counterparts. This Amendment may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Amendment shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties. It shall not be necessary in making proof of this Amendment or any counterpart hereof to produce or account for any of the other counterparts.

                         *****************************
                  Signature Page Entitled "First Amendment To
                        Asset Purchase Agreement Among
              Buyer, the Companies, and the Shareholders" Follows
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                         *****************************

                       Signature Page to First Amendment
                                      To
                           Asset Purchase Agreement
                                     Among
                  Buyer, the Companies, and the Shareholders


      IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment on the date first written.


THE SHAREHOLDERS                          THE COMPANIES

                                          JHT, INC., a Minnesota corporation

/S/ JERRY H. HAMMANN                By:   /S/ DONNA HAMMANN
Jerry H. Hammann, Individually            Donna Hammann, Chief Executive Officer


/S/ DONNA HAMMANN
Donna Hammann, Individually               JHT LOGISTICS, INC.,
                                          a Minnesota corporation

/S/ VICKI DUNNELL                   By:   /S/DONNA HAMMANN
Vicki Dunnell, Individually               Donna Hammann, President


/S/TAMMI SMITH
Tammi Smith, Individually                 BASS BROOK TRUCK SERVICE, INC., a
                                          Minnesota corporation

/S/JERRY S. HAMMANN                 By:   /S/JERRY H. HAMMANN
Jerry S. Hammann, Individually            Jerry H. Hammann, President



BUYER                                     JERDON TERMINAL HOLDINGS, LLC, a
                                          Minnesota limited liability company
SMITHWAY MOTOR XPRESS, INC.

                                    By:   /S/JERRY H. HAMMANN
By:   /S/WILLIAM G. SMITH                 Jerry H. Hammann, Manager
      William G. Smith, President




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                               LIST OF EXHIBITS

Exhibit 1               Amendment to Exhibit A of Asset Purchase Agreement


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